EXHIBIT 99.1

Golar and Stonepeak launch Golar Power

HAMILTON, Bermuda, June 20, 2016 (GLOBE NEWSWIRE) -- Golar LNG Limited ("Golar" or "the Company") announces today that it has entered into a 50/50 joint venture with investment vehicles affiliated with private equity firm Stonepeak Infrastructure Partners ("Stonepeak").  The joint venture company, Golar Power Ltd ("Golar Power"), will offer integrated LNG based downstream solutions, through the ownership and operation of floating storage and regasification units ("FSRU"'s) and associated terminal and power generation infrastructure.

Stonepeak shares Golar's ambition to aggressively grow in the FSRU and LNG fueled power market and is committing $290 million in new equity to develop Golar Power.

Stonepeak Senior Managing Director, Luke Taylor, commented: "We are excited to partner with the leading player in the LNG downstream market and see compelling opportunities in this market to build and operate long term LNG and power infrastructure with high quality counterparties. While our initial commitment is $290 million we hope to invest up to $500 million in the coming years".

Golar comments: "By establishing this downstream entity with a strong financial partner that has extensive experience in the energy business Golar is able to accelerate the realization of its downstream ambitions and exploit the unprecedented number of opportunities in the current market".

Golar Power's initial asset base will comprise the FSRU currently being constructed at Samsung shipyard, two modern 160,000 cbm trifuel LNG carriers suited for conversion to FSRUs, and the right to invest in up to 25% of the Sergipe Power project.  The Sergipe Power project is progressing well and is expected to take FID in the second half of 2016.  Golar will also grant Golar Power a one year option to acquire from the Company a further two LNG carriers for conversion to FSRUs. Upon closing, Golar Power will immediately commence conversion of the first LNG carrier to a FSRU.

Subsequent to the formation of Golar Power and the contribution of the abovementioned assets, the Company has sold a 50% interest in Golar Power to Stonepeak.  Stonepeak will acquire its 50% of Golar Power for $117 million in cash, subscribe to $100 million in preference shares on closing of the deal and commit to $75 million in additional equity. This, together with an additional $75 million funding commitment from Golar, in the period before Q1 2018, is expected to be sufficient including debt financing to fully finance the conversion of the two carriers to FSRUs, take delivery of the 2017 new-build FSRU and complete the financing of its share of the Sergipe Power project. Approximately $214 million in ship mortgage debt and $217 million of remaining newbuilding capex on the FSRU is projected to be transferred to Golar Power. The transaction will improve Golar's liquidity position.

LNG prices are at a significant discount to oil prices and Golar Power sees a range of potential LNG importers who would benefit from a rapid switch to gas. The first converted vessel is expected to be available within 16 months. There are only three unfixed FSRU newbuildings presently under construction and delivering within the next 28 - 30 months. Golar Power sees well in excess of three employment prospects that could be met within this window.  The conversion model allows Golar Power to cost effectively and timeously address projects with bespoke requirements at a price that remains competitive with the all-in delivered cost of a newbuild equivalent. As the only company to have successfully converted LNG carriers to FSRUs, Golar expects that this partnership with Stonepeak will once again position it to aggressively exploit this competitive advantage.

Golar Power will also enter into an Omnibus Agreement with Golar LNG Partners L.P. ("the Partnership"). This agreement will govern the events upon which the Partnership will be able to acquire assets from Golar Power.

Clarksons Platou Securities AS acted as Sole Financial Advisor.

This transaction is subject to customary financial closing conditions.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar's control. Actual results may differ materially from those expressed or implied by such forward-looking statements.  Important factors that could cause actual results to differ materially include, but are not limited to, those factors listed from time to time in the reports and other documents Golar files with the United States Securities and Exchange Commission.

New factors emerge from time to time, and it is not possible for Golar to predict all of these factors. Further, Golar cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Golar does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Hamilton, Bermuda

June 20, 2016

Enquiries:

Golar Management Limited: + 44 207 063 7900

Brian Tienzo

Stuart Buchanan